THE HUNTINGTON FUNDS
2960 North Meridian Street
Suite 300
Attn: Huntington Funds Officer
Indianapolis, Indiana 46208

April 26, 2010

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         THE HUNTINGTON FUNDS
Huntington Tax-Free Money Market Fund
Huntington Money Market Fund
Huntington Ohio Municipal Money Market Fund
Huntington U.S. Treasury Money Market Fund
Huntington Dividend Capture Fund
Huntington Global Select Markets Fund
Huntington Growth Fund
Huntington Income Equity Fund
Huntington International Equity Fund
Huntington Macro 100 Fund
Huntington Mid Corp America Fund
Huntington New Economy Fund
Huntington Real Strategies Fund
Huntington Rotating Markets Fund
Huntington Situs Fund
Huntington Technical Opportunities Fund
Huntington Fixed Income Securities Fund
Huntington Intermediate Government Income Fund
Huntington Mortgage Securities Fund
Huntington Ohio Tax-Free Fund
Huntington Short/Intermediate Fixed Income Securities Fund
Huntington Balanced Allocation Fund
Huntington Conservative Allocation Fund
Huntington Growth Allocation Fund
1933 Act File No. 33-11905
1940 Act File No. 811-5010

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on April 8, 2010 regarding the Huntington Retail Funds’ 485(a) filing made on February 24, 2010. As discussed with the SEC examiner, Keith O’Connell, the following changes have been made in response to the comments received:

1. In response to your comment regarding complying with Release 9089 and Item 17 of Form N-1A (new fund governance rules), disclosure has been added to comply with Release 9089 and Item 17 of Form N-1A.

2. In response to your comment on the Cover Page, the term “Investor Guide” was deleted from the Cover Page.

3. In response to your comment regarding the CUSIP numbers listed in the Table of Contents, the CUSIP numbers have been removed from the Table of Contents.

4. In response to your comment regarding ticker symbols, the ticker symbols and fund names were added to the Prospectus Cover Page.

5. In response to your global fee table comment to use sub-headings under the “Other Expenses” line and to not use a parenthetical, the parenthetical remained in the fee tables per guidance in Item 3 – Instruction 3(c)(iii), which states, “Alternatively, the Fund may include the components of “Other Expenses” in a parenthetical to the caption.”

6. In response to your comment regarding the waiver footnote in the money market funds’ fee tables, the footnote was removed from the fee table and the language in it was moved to the Risk section as “Recoupment Risk.”

7. In response to your comment regarding the Huntington Tax-Free Money Market Fund’s Principal Investment Strategy, “dollar-weighted average” was added immediately prior to “maturity range” to match the other money market funds’ strategy wording.

8. In response to your global comment regarding the “Principal Investment Risks” section, the sentence “For more information, please see “Principal Risks” elsewhere in this prospectus” was deleted since the Summary Prospectus will be a separate document from the full statutory prospectus.

9. In response to your global comment regarding the bar chart introductory paragraph, the phrase “no guarantee of future results” was replaced with the phrase “not necessarily an indication of future results.”

10. In response to your global comment regarding the “Purchasing and Redeeming Shares” section, “or redeemed” was added in the second paragraph after “Shares may be purchased.”  In addition, the final two sentences in that second paragraph were deleted.

11. In response to your global comment regarding the “Dividends, Capital Gains and Taxes” section, this section was re-named “Tax Information” and condensed to one sentence for taxable funds.  Enhanced descriptions were added to tax-free and state specific municipal funds.

12. In response to your global comment regarding the fee tables, introductory paragraph language regarding sales charge discounts was added to each non-money market fund fee table.

13. In response to your comment on the Huntington Dividend Capture Fund’s Principal Investment Strategy, language was changed to read: “The Fund invests at least 80% of its assets in dividend-paying stocks, and the Advisor focuses on those it believes are undervalued or out-of-favor.”

14. In response to your comment on the Huntington Dividend Capture Fund that REITs don’t pay qualified dividends, we confirmed that this is disclosed in the full statutory Prospectus strategy section.  A reference that certain foreign corporations “may not qualify for lower rates that apply to certain other ‘qualified investment income’” was added to this section.

15. In response to your comment regarding market caps in the Huntington Global Select Markets Fund, the following sentence was added to the Principal Investment Strategy: “The Fund may invest in equity securities of any and all market capitalizations.”

16. In response to your comment regarding the location of equity securities for the Huntington Growth Fund and the Huntington Income Equity Fund, the phrase “primarily domestic” was added to their Principal Investment Strategies.

17. In response to your comment on the Huntington Growth Fund, “Mid/Small Cap Stock Risk” was changed to “Mid Cap Stock Risk” since small cap is not mentioned in the Principal Investment Strategy.

18. In response to your Huntington Income Equity Fund comment regarding inclusion of “derivatives” in “Counterparty Risk,” options may be used in the Fund primarily to hedge positions, but this is not a principal strategy.

19. In response to your comment regarding Huntington Macro 100 Fund, all 100 stocks are not equally weighted. The Advisor will determine appropriate weightings of the holdings from time to time.

20. In response to your comment to add a transition sentence between the first and second paragraphs of the Huntington New Economy Fund’s Principal Investment Strategy, the following sentence was added: “The Fund seeks to invest in ‘new economy companies’ by identifying companies engaged in developing products, processes, or services that provide technological or scientific advances and efficiencies.”

21. In response to your comment to be aware of industry concentration policy limits regarding Huntington Real Strategies Fund’s strategy of possibly investing more than 25% in certain business sectors, the advisor is aware of the policy limits, and notes that sectors are broader than industries.

22. In response to your comment to use a different term for “Concentration Risk” since the risk definition is different from the 1940 Act definition in the concentration fund limitations, the term was changed to “Class/Sector Focus Risk” in the Prospectus and the Statement of Additional Information.

23. In response to your comment to discuss maturity and quality of bonds in the Principal Investment Strategy of Huntington Intermediate Government Income Fund, the following sentence was revised to read: “The Fund will invest in investment-grade securities that allow it to maintain a dollar-weighted average maturity of not less than three nor more than 10 years.”

24. In response to your comment regarding the inclusion of “Fee Layering Risk” for Huntington Mortgage Securities Fund, even though underlying funds are not mentioned in the Principal Investment Strategy, this risk was deleted.

25. In response to your comment to link the fund name to the strategy of the Huntington Short/Intermediate Fixed Income Securities Fund, the following sentence was added to the Principal Investment Strategy: “The Fund invests in short and intermediate term fixed income securities and will maintain a dollar-weighted average portfolio maturity of more than 2 but less than 5 years.”

26. In response to your comment on the Huntington Balanced Allocation Fund to discuss Exchange-Traded Funds (“ETFs”) in the context of the underlying fund discussion in the Principal Investment Strategy, it is possible that underlying funds may invest in ETFs, but they will be a very small part of any individual fund, and therefore a very small part of the allocation fund.  ETFs will not be discussed in the Principal Investment Strategy.

27. In response to your comment regarding the applicability of the Huntington Balanced Allocation Fund’s risks to the Huntington Growth Allocation Fund, none of the risks in the Huntington Balanced Allocation Fund that are not also already included in the Huntington Growth Allocation Fund are principal to the Huntington Growth Allocation Fund, and therefore will not be included.

28. In response to your comment to delete the sub-heading “Fund Summary” in the Item 9 section “Principal Investment Strategies and Risks” because of confusion with the new Items 1-8 “Fund Summary” sections in the Prospectus, this sub-heading was deleted in the Item 9 Prospectus section.

29. The cover page of the Interfund Shares Prospectus (Huntington Money Market Fund) was revised to comply with Item 1.

30. Corresponding changes were made throughout the Interfund Shares Prospectus to match changes made in the Retail Prospectus, where applicable.

31. The cover page of the Liquid Green Prospectus (Huntington Money Market Fund) was revised to comply with Item 1.

32. Corresponding changes were made throughout the Liquid Green Prospectus to match changes made in the Retail Prospectus and the Interfund Shares Prospectus, where applicable.

33. A fee table footnote regarding breakpoints for the management fee in the Liquid Green Prospectus was deleted.

34. In response to your comment to include the Summary Prospectus Cover Page legend in this Correspondence filing, the following is the legend that will be used:   “Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at http://www.huntingtonfunds.com/prospectussummary. You can also get this information at no cost by calling 800-253-0412, by emailing a request to info@huntingtonfunds.com, or by asking any financial advisor, bank, or broker-dealer who offers shares of the Fund. This Summary Prospectus incorporates by reference the Fund’s entire prospectus and SAI, each dated May 1, 2010.”

The following changes were made, as well, to comply with comments received by the Variable Annuity Funds’ Examiner, Ellen Sazzman, that relate to the corresponding retail funds.

1. Huntington Growth Fund, Huntington New Economy Fund and Huntington Rotating Markets Fund have portfolio turnover rates greater than 100% and “Active Trading Risk” has been disclosed for each fund as well as discussed in the strategy section.

2.  Regarding the Huntington Dividend Capture Fund, “Active Trading Risk” refers to the frequent purchases of stocks in a short period prior to the ex-dividend date. The strategy sentence was revised to include at the end “...which increases the amount of trading the Fund will incur.”

3.  Regarding the Huntington Growth Fund, the sentence “The Advisor occasionally invests in established companies....” was deleted.

4.  Regarding the comment to add risks associated with preferred or convertible stocks to the Huntington Growth Fund, Huntington Dividend Capture Fund, and Huntington Income Equity Fund, “Interest Rate Risks”, “Credit Risks” and “Call Risks” have been added to the Funds “Principal Investment Risks” sections.

5.  Regarding Huntington Mid Corp America Fund, convertible bonds and convertible preferred stocks have been added to the strategy along with appropriate risks in the “Principal Risks” sections.

6.  Regarding Huntington Mid Corp America Fund, the market capitalization range information has been included in the Principal Investment Strategy.

7.  Regarding Huntington Mid Corp America Fund, “Factors that the Advisor typically considers....” has been revised to “Evaluation techniques the Advisor typically uses in selecting individual securities include fundamental analysis, valuation techniques, and technical analysis” in the Principal Investment Strategy.

8.  Regarding Huntington New Economy Fund, convertible bonds and convertible preferred stocks have been added to the strategy along with appropriate risks in the “Principal Risks” sections.

9.  Regarding the Huntington New Economy Fund, the market capitalization range information has been included in the Principal Investment Strategy.

10.  Regarding the Huntington Rotating Markets Fund, the market capitalization range information has been included in the Principal Investment Strategy.

11.  Regarding adding risks associated with preferred or convertible stocks to the Huntington Situs Fund, “Interest Rate Risks”, “Credit Risks” and “Call Risks” have been added to the Fund’s “Principal Investment Risks” section.

If you have any questions on the enclosed material, please contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal